Exhibit 12
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
     Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and tax-adjusted preferred stock dividends were as follows for the periods indicated in the table below.

	Three Months
	Ended	Year ended December 31,
(Dollar amounts in thousands)	03/31/2010	2009	2008	2007	2006	2005
Earnings (loss) from continuing operations, pre-tax and before fixed charges	$34,755	$(10,377)	$(23,777)	$(4,150)	$1,592	$1,085
Fixed Charges	$28	$114	223	$78	$77	$6
Tax-adjusted Preferred Stock Dividends (a)	—	—	$335	$929	$1,350	$501

Ratio of Earnings to Fixed Charges	1,241.3	< 1	< 1	< 1	20.7	180.8
Fixed charges coverage deficiency		$114	$223	$78

Ratio of Earnings to Combined Fixed Charges and Tax-adjusted Preferred Stock Dividends	1,241.3	< 1	< 1	< 1	1.1	2.1
Combined coverage deficiency		$114	$558	$1,007

(a) Preferred stock dividends paid in common stock	n/a	n/a	100%	100%	100%	99%
Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and tax-adjusted preferred stock dividends were computed based on the following components:
Earnings. For the ratio calculations, “Earnings (loss) from continuing operations, pre-tax and before fixed charges” refers to consolidated income (loss) from continuing operations before income taxes and excluding fixed charges. The following customary other adjustments were all zero for the reporting periods: additions of (a) minority interests in consolidated subsidiaries or income or loss from equity investees, (b) amortization of capitalized interest, (c) distributed income of equity investees, and (d) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, and subtractions of (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.
Fixed charges. The term “fixed charges” means in our case the estimated interest factor in rental expense of leasing office space and office equipment, plus interest expensed. The following other customary components of fixed charge were zero for the reporting periods: (a) interest capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) preference security dividend requirements of consolidated subsidiaries.
Tax-adjusted Preferred Stock Dividends. The term “Tax-adjusted Preferred Stock Dividends” is the amount of pre-tax earnings required to pay the dividends on outstanding preference securities. The amount is computed as the amount of preferred stock dividends divided by (1 minus the effective income tax rate applicable to continuing operations).